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                              December 10, 2020

       Jian Zhang
       Chairman and Chief Executive Officer
       Distoken Acquisition Corporation
       Unit 1006, Block C, Jinshangjun Park
       No. 2 Xiaoba Road, Panlong District
       Kunming, Yunnan, People's Republic of China

                                                        Re: Distoken
Acquisition Corporation
                                                            Pre-effective
Amendment 3 to Registration Statement on Form S-1
                                                            Filed November 27,
2020
                                                            File No. 333-248822

       Dear Mr. Zhang:

              We have reviewed your amended registration statement and have the following comments. In our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-effective Amendment 3 to Registration Statement on Form S-1 filed November 27, 2020

       Signatures, page 136

   1. Please add the signature of your authorized representative in the United States.
       Exhibit 4.4
       Warrant Agreement
       Section 9.3, page 14

   2. We note that you have removed the second paragraph of Section 9.3 of the warrant agreement in which
disclosure stated that the provision applies to claims under the
                                                        Securities Act but does
not apply to claims under the Exchange Act or to any other claim
 Jian Zhang
Distoken Acquisition Corporation
December 10, 2020
Page 2
      for which the federal courts of the United States are the sole and exclusive forum. Please revise the provision to conform to the disclosure on pages 48 and 105 in the prospectus.
      We also note a similar provision in Exhibit 4.5. Revise to provide similar disclosure for this provision, and revise the exhibit, as appropriate.
        You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Jean C. Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJian Zhang
                                                           Division of
Corporation Finance
Comapany NameDistoken Acquisition Corporation
                                                           Office of
Manufacturing
December 10, 2020 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName